[redacted]

08028900

NITEDSTATES
DEXCHANGECOMMISSION
ngton, D.C. 20549

BP 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor V. Graham 617-273-2029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
PROCESSED
MAR 27 2008 FEB 29 2008
THOMSON FINANCIAL
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Trevor V. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP and Divisional Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sun Life Financial Distributors, Inc.

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

(SEC I.D. No. 16198)

Financial Statements as of and for the Year Ended December 31, 2007 and Supplemental Schedule of Computation of Net Capital as of December 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5 (e) (3) as a

PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 of the Company as of December 31, 2007 is presented on page 12 for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2008

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 19,706,468
AMOUNT DUE FROM AFFILIATED COMPANIES	386,576
INCOME TAX RECEIVABLE — Affiliate	2,423,855
DEFERRED STATE TAXES — Affiliate	44,088
ACCOUNTS RECEIVABLE	2,321
PREPAID EXPENSES	264,407
OFFICE FURNITURE AND EQUIPMENT — Net of accumulated depreciation of $1,714,209	1,891,206
TOTAL	$ 24,718,921

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Amount due to affiliated companies	$ 4,157,388
Accrued expenses	8,173,493
Deferred federal taxes — affiliate	86,366
Miscellaneous liabilities	398
Total liabilities	12,417,645
STOCKHOLDER'S EQUITY:	
Common stock, par value $100 — authorized, 5,000 shares; issued and outstanding, 4,000 shares	400,000
Additional paid-in capital	150,493,862
Accumulated deficit	(138,592,586)
Total stockholder's equity	12,301,276
TOTAL	$ 24,718,921

See notes to financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Distribution fees	$ 32,136,812
Investment income	502,944
Total revenue	32,639,756
EXPENSES:	
Salary and related employee expenses	46,113,539
Commissions	6,504,833
Travel expenses	6,213,684
Conferences	4,401,141
Service fees	3,758,371
Marketing expenses	1,959,267
Training expenses	946,261
Rent	778,006
Telephone	641,998
Depreciation	518,338
Other operating expenses	1,500,282
Total expenses	73,335,720
LOSS BEFORE INCOME TAX BENEFIT	(40,695,964)
INCOME TAX BENEFIT	16,015,076
NET LOSS	$ (24,680,888)

See notes to financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE — January 1, 2007	4,000	$400,000	$ 126,993,862	$ (113,911,698)	$ 13,482,164
Capital contribution from SLF Holdings			23,500,000		23,500,000
Net loss				(24,680,888)	(24,680,888)
BALANCE — December 31, 2007	4,000	$400,000	$ 150,493,862	$ (138,592,586)	$ 12,301,276

See notes to financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(24,680,888)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	518,338
Changes in assets and liabilities:	
Amount due from affiliated companies	182,521
Income tax receivables — affiliate	(493,689)
Deferred state taxes — affiliate	(56,845)
Accounts receivable	64,610
Prepaid expenses	7,377
Amount due to affiliated companies	3,122,562
Accrued expenses	2,312,088
Deferred federal taxes — affiliate	38,340
Miscellaneous liabilities	(198,866)
Net cash used in operating activities	(19,184,452)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of equipment	(1,431,776)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contribution from SLF Holdings	23,500,000
INCREASE IN CASH AND CASH EQUIVALENTS	2,883,772
CASH AND CASH EQUIVALENTS — Beginning of year	16,822,696
CASH AND CASH EQUIVALENTS — End of year	$ 19,706,468
SUPPLEMENTAL DISCLOSURE —	
Income taxes refunded from affiliate	$ 15,502,882

See notes to financial statements.

1. ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("SLF Holdings"). SLF Holdings contributes additional capital, as necessary, to maintain adequate net capital requirement levels. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and insurance products issued by Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), both affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Furniture and Equipment — Office furniture and equipment is carried at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally from three to ten years.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions and Distribution Fees — Variable annuity and variable insurance products are typically sold through a network of independent broker-dealers. Base commissions to the independent broker-dealers are paid directly by Sun Life (U.S.) and Sun Life (NY) and are not included in the Company's statement of operations. Commissions paid to independent broker-dealers who receive commission overrides are recorded in the commissions account in the statement of operations.

All distribution fees and commissions are recorded on a trade-date basis. The rates are determined and may be changed by agreements with Sun Life (U.S.) and Sun Life (NY).

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company. The Company's operations consist of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The Company's distribution fee income as shown on the statement of operations is earned nearly 100% through affiliates. Commission expense paid by the Company to affiliates represents 7% of commission expense for the year ended December 31, 2007.

The Company has an administrative services agreement under which the Company has agreed to reimburse SLF Holdings a fixed annual fee for certain services provided. Included in marketing expenses is $150,000 relating to the administrative service agreement. The Company also had an agreement to reimburse Sun Life (U.S.) for certain marketing-related expenses. These expenses, totaling $610,059 for the year ended December, 31 2007, are based entirely on sales and are therefore shown as a reduction of distribution fee income. This agreement was terminated effective March 2, 2007.

4. RETIREMENT PLANS

Savings and Investment Plan — The Company participates in a savings and investment plan consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code ("the 401(k) Account") sponsored by Sun Life (U.S.) for which substantially all employees of at least age 21 are eligible to participate at date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also has included a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code ("the RIA"). The Company contributes a percentage of each participant's eligible compensation determined under the following chart based on the sum of the participant's age and service on January 1 of the applicable plan year:

Age Plus Service	Company Contribution
Less than 40	3.0 %
At least 40 but less than 55	5.0
At least 55	7.0

For RIA participants who were at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant's eligible compensation determined under the following chart based on the participant's age and service on January 1, 2006:

	Service	
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0 %	5.0 %
At least 43 but less than 45	3.5	5.5
At least 45	4.5	6.5

The Company's portion of the expense to the Savings and Investment Plan was $2,162,771 for the year ended December 31, 2007.

Other Post-Retirement Benefit Plans — The Company participates in a plan sponsored by Sun Life (U.S.) that provides certain health, dental and life insurance benefits ("post-retirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The Company is allocated a portion of these post-retirement benefit plans expenses from Sun Life (U.S.). The allocated expenses were $322,980 for the year ended December 31, 2007.

5. INCOME TAXES

The Company files its federal and state income tax returns on a consolidated basis with certain affiliates.

The method of allocation of the total combined income tax between the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for losses that were utilized by the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal tax payment.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and comparable amounts as calculated under Federal income tax law.

The components of income taxes for the year ended December 31, 2007 were as follows:

Current benefit:	
Federal	$12,317,094
State	3,679,477
Total current benefit	15,996,571
Deferred benefit (expense):	
Federal	(38,340)
State	56,845
Total deferred benefit	18,505
Total income tax benefit	$16,015,076

A reconciliation of the difference between the expected income tax benefit and the Company's income tax benefit is shown in the following table:

Expected income tax benefit at U.S. statutory tax rate	$14,243,587
Permanent adjustments:	
Nondeductible expenses	(462,045)
State taxes benefit (net of federal impact)	2,431,458
True-ups — federal and state	(250,363)
Other	52,439
Income tax benefit	$16,015,076

Deferred taxes were due to the difference in the financial statement and tax bases of fixed assets and were created by the difference in depreciation methods used. At December 31, 2007, the net federal and state deferred tax liability was $42,278.

Effective January 1, 2007, the Company adopted FASB Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* A review of the Company's income tax filings was performed and no uncertain tax positions were identified. Therefore, the Company did not record a liability for unrecognized tax benefits ("UTBs") at either January 1, 2007 or December 31, 2007.

The Company's policy is to record interest and penalties related to income taxes as a component of other income or expense in the statement of operations. The Company did not recognize any net interest and penalties at January 1, 2007. For the year ended December 31, 2007, the Company did not recognize any interest or penalties related to UTBs.

The Internal Revenue Service ("IRS") is currently auditing the Company's 2003 and 2004 tax years with a target completion date of August 1, 2008. The 2001 and 2002 tax years for the consolidated return are in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2001 are closed to examination and audit adjustment under the applicable statute of limitations.

6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2007 was $6,907,778, which was greater than the required net capital of $827,843 by $6,079,935. The ratio of aggregate indebtedness to net capital was 1.80 to 1.

During 2007, the Company received $23,500,000 in capital contributions from SLF Holdings.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(i) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. Sun Life Financial Distributors, Inc. does not otherwise hold funds or securities for, or owes money or securities to, customers.

* * * * * *

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

CAPITAL — Stockholder's equity	$ 12,301,276
DEDUCTIONS — Nonallowable assets:	
Amount due from affiliated companies	386,576
Income tax receivable — affiliate	2,423,855
Deferred state tax — affiliate	44,088
Accounts receivable	2,321
Prepaid expenses	264,407
Office furniture and equipment — net	1,891,206
Total deductions	5,012,453
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	7,288,823
HAIRCUTS ON SECURITIES POSITIONS	381,045
NET CAPITAL	$ 6,907,778
AGGREGATE INDEBTEDNESS — Total liabilities	$ 12,417,645
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$ 827,843
EXCESS NET CAPITAL	$ 6,079,935
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.8–1

NOTE: There were no differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS Report as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 19, 2008

Sun Life Financial Distributors, Inc.
Two Copley Place, Suite 700
Boston, MA 02116

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2007 (on which we issued our report dated February 19, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP